Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

February 21, 2024

VIA EDGAR TRANSMISSION

Mr. David Matthews

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”)

Post-Effective Amendment No. 147 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)

File Nos. 811-23793; 333-264478

Dear Mr. Matthews:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on February 1, 2024, with respect to the Amendment and the Trust’s proposed three new series, the Defiance Nasdaq 100 Target Income ETF, Defiance S&P 500 Target Income ETF, and the Defiance R2000 Target Income ETF (each, a “Fund,” and together, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

GENERAL

1.	In correspondence, please provide the completed fee table pre-effectively, and include how “Other Expenses” were reasonably estimated for the current fiscal year. Also, please confirm in correspondence whether expenses associated with each Fund’s investment in shares of an Index ETF are estimated to be less than 0.01 percent.

Response: Each Fund’s completed Fees and Expenses table and Expense Example are included in the attached Exhibit A. The Trust further responds by confirming that Other Expenses were estimated based on a review of sample portfolio holdings for the Fund. The Trust believes that the estimated Other Expenses for the Fund’s initial fiscal year are reasonable given each Fund’s expected portfolio holdings. The Trust also confirms that each Fund will incur acquired fund fees and expenses above 0.01 percent, as reflected in the attached Exhibit A.

PRINCIPAL INVESTMENT STRATEGIES

2.	For each Fund, consider more clearly articulating at the outset of each summary that the sale of daily credit spreads entails the sale of a call option and the purchase of another call option.

Response: The Trust confirms that clarified language has been added.

3.	With respect to each Fund, in correspondence, please explain whether a Monthly target is reasonably achievable as compared to daily or weekly targets stated in other similar strategies pursued by funds in the Trust.

Response: The Trust notes that the bracketed references in the Amendment to a “monthly target” have been revised to references to an “annual target.” Each Fund will seek a target annual income level of 20%. The Trust confirms that it believes that an annual target income level is achievable for the Funds. When compared to daily or weekly targets, the Funds’ longer timeframe allows for greater flexibility in managing the options strategy and adapting to market fluctuations. This extended period helps in smoothing out short-term market volatilities and aligning the income generation from the sold call spreads with the monthly income objectives.

4.	Please include an explanation of references to current income and potential income including how they are related, how they differ, and how that relationship impacts the daily income target.

Response: The Trust has removed the reference to “potential income” to avoid confusion. The Trust confirms that the disclosure accurately reflects the Fund’s strategy of targeting an annual income rate. The Trust also added a definition of “current income” to the Item 9 disclosures.

5.	Please qualify the statement that the strategy offers enhanced yield, to reflect that the Fund will seek to achieve an enhanced yield.

Response: The Trust confirms that the aforementioned statement has been qualified to reflect that the Fund will seek to achieve an enhanced yield.

6.	Please also address in the disclosure any impact on income from selling calls that is offset by purchasing calls at the higher strike price.

Response: The Trust confirms that disclosure has been added to describe the impact on income from selling calls that is offset by purchasing calls at the higher strike price.

PRINCIPAL INVESTMENT RISKS

7.	Consider removing Money Market Instrument as a principal risk factor, or adding additional disclosure in the investment strategy section as to anticipated investments in repurchase agreements or other money market instruments to manage cash holdings.

Response: The Trust has determined to remove Money Market Instrument as a principal risk factor.

8.	For the Derivatives Risk disclosure, consider adding, if applicable, any risk factors specific or unique to the particular credit spread strategy being pursued involving simultaneous purchase and sales of call options.

Response: Trust has reviewed the Derivatives Risk disclosure and believes that it sufficiently and accurately discloses the relevant risks.

ADDITIONAL INFORMATION ABOUT THE FUNDS

9.	Please add to the “Options Terminology” section in Item 9 an explanation of what call options are and the differing implications of being a buyer versus a seller of call options.

Response: The Trust confirms that the foregoing explanations have been added to the Options Terminology section.

10.	Please confirm the fourth bullet under the heading “Options Terminology” is correctly stated.

Response: The fourth bullet was inaccurate. The Trust confirms that it has been corrected in the Fund’s prospectus.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 (Extension 746) or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Tidal Investments LLC

Exhibit A

Defiance Nasdaq 100 Target Income ETF (QQQT)

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.85%
Distribution and Service (12b-1) Fees	0.00%
Acquired Fund Fees and Expenses(2)(3)	0.20%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	1.05%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the”1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

(3)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$107	$334

Defiance S&P 500 Target Income ETF (SPYT)

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.85%
Distribution and Service (12b-1) Fees	0.00%
Acquired Fund Fees and Expenses(2)(3)	0.09%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.94%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the”1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

(3)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$96	$300

Defiance R2000 Target Income ETF (IWMT)

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.85%
Distribution and Service (12b-1) Fees	0.00%
Acquired Fund Fees and Expenses(2)(3)	0.19%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	1.04%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the”1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

(3)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$106	$331